

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

John B. Dicus
President and Chief Executive Officer
Capitol Federal Financial, Inc.
700 S. Kansas Avenue
Topeka, KS 66603

> **Re: Capitol Federal Financial, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 25, 2010**
> **File No. 333-166578**

Dear Mr. Dicus:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note that the independent appraisal of your pro forma market value has decreased by more than 8%. Yet your filing provides no explanation for the change or indication that a new appraisal has been conducted. Please provide a detailed explanation in the filing of the reasons for the new appraisal and the differences between the new appraisal and the old one. At a minimum, your disclosure should address the following:

- When and why it was determined that a new appraisal should be conducted and who made that determination.

- The reasons for the change in your valuation.

- To the extent that the change in your valuation resulted from the availability of March

31, 2010 financial information for you and your peer group and/or updated stock trading information, the possibility that your valuation will change again when the appraisal is updated prior to the completion of the conversion (since June 30, 2010 financial information will likely be available at that time).

2.   Certain information throughout your filing is presented as of May 28, 2010. To the extent that information is not directly related to your appraisal, please update such information to a more recent date.

Offering Prospectus

Summary

How We Determined the Offering Range..., page 5

3.   We note your disclosure in the second paragraph of this section that the appraised value is not the "current fair value of CFF." Please revise to explain what you mean by that statement.

4.   Please revise or add additional disclosure on page 6 to explain what you mean when you say "in approving the independent appraisal, the Board of Directors concluded that these ranges represented the appropriate balance of these approaches to establishing our estimated valuation range, and the number of shares of common stock to be sold, in comparison to the peer group institutions."

Risk Factors

If our allowance for loan losses..., page 20

5.   Please provide us with the support for your statement that "the overall credit quality of Capitol Federal Savings Bank's loan portfolio continues to compare favorably to the industry and peers" and include comparative numbers for non-performing loans and non-performing loans as a percentage of total assets for the industry and your peers in the risk factor.

Compensation Discussion and Analysis, page 113

6.   We note your response to prior comment 23 in our letter dated June 3, 2010 and we direct your attention to Question and Answer 4 in the Division of Corporation Finance's Compliance and Disclosure Interpretations related to Proxy Disclosure Enhancements. We reissue comment 23.

Proxy Statement/Prospectus

General

7.   Much of the information in the proxy statement/prospectus is not relevant to exchanging shareholders. Beginning on page 23, for example, there are several sections that appear to be targeted towards your depositors, borrowers and members and others who may purchase shares in the offering. Please revise the proxy statement/prospectus to eliminate information that is not relevant to exchanging shareholders.

Risk Factors

The market value of Capitol Federal Financial, Inc. common stock..., page 17

8.   Please reorder the risk factors section in the proxy statement/prospectus to make this risk factor more prominent by locating it at the beginning of the section.

Exhibit Index

9.   Please revise to include the form of change of control agreement that has been filed as Exhibit 10.11. Also, tell us why the change of control agreements are not described in the filing. We note your disclosure on page 113 that CFF does not have an employment or change of control agreement with any officer or employee. We also note your disclosure on page 26 that you have change of control severance agreements with executive officers. Please tell us if those agreements are ones that are currently in place or if they will be entered into upon completion of the offering. Also disclose which executive officers are or will be parties to such agreements.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any questions.

                                        Sincerely,

                                        Mark Webb
                                        Legal Branch Chief